EXHIBIT 99.1

Press Release Dated February 9, 2010
Suncor Energy responds to fire at oil sands upgrader

News Release

FOR IMMEDIATE RELEASE

Suncor Energy responds to fire at oil sands upgrader

Calgary, Alberta (Feb. 9, 2010) —Suncor Energy Inc. responded to a fire at approximately 12 a.m. today at one of the company’s two oil sands upgraders (U1) north of Fort McMurray, Alberta. The area was immediately secured and all employees and contractors in the area were safely evacuated. The appropriate authorities and regulators have been informed.

Suncor officials are currently assessing damage and will provide an update on scheduling of repairs when the assessment is complete.

This news release contains forward-looking statements, including our outlook production range and preliminary assessment of the duration of the repair period, which are based on Suncor’s current expectations, estimates, projections and assumptions and are subject to change. Assumptions are based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors related to Suncor’s business. Readers are cautioned that actual results could differ materially from those expressed or implied as a result of our ongoing assessment of repair plans and the impact of events, risks and uncertainties discussed in Suncor’s most recent earnings release, current annual information form/form 40-F, annual report to shareholders and other documents filed with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand — a proud National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Media inquiries:
Brad Bellows
(403) 269-8717

Investor inquiries:

Helen Kelly

(403) 693-2048

Suncor Energy Inc.

P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com